The Capital Group Companies, Inc. 333 South Hope Street Los Angeles, California 90071-1406

September 9, 2025

Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Complex-wide shareholder meeting including American Funds
Preliminary Proxy Statement on Schedule 14A

Dear Ms. Im-Tang:

In response to your comments provided on August 28, 2025 to the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) of the registered investment companies included in the Preliminary Proxy Statement (each, a “Fund”, and collectively, the “Funds”), we hereby file the definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”).

Our responses to your comments are set forth below.

General

1.	Please file responses to our comments in correspondence either before or at the time of filing the Definitive Proxy Statement.

Response: We supplementally confirm that we will file responses to your comments in correspondence either before or at the time of filing the Definitive Proxy Statement.

2.	Unless otherwise indicated, a comment made with respect to one portion of the Preliminary Proxy Statement is applicable to all similar disclosures appearing elsewhere in the Preliminary Proxy Statement.

Response: We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Preliminary Proxy Statement, that comment is applicable to all similar disclosures appearing elsewhere in the Preliminary Proxy Statement. Accordingly, where applicable, responses to your comments below with respect to a portion of the Preliminary Proxy Statement equally apply to other portions of the Preliminary Proxy Statement with similar disclosures.

Important Information to Help You Understand and Vote on the Proposals

3.	When describing a change in American Funds Tax-Exempt Fund of New York’s classification from a “diversified” to a “non-diversified” fund, please include a balanced discussion of the potential risks of a non-diversified fund.

Response: We have updated the disclosure in the section entitled “Important Information to Help You Understand and Vote on the Proposals” in the Definitive Proxy Statement to reflect this comment, as follows:

Capital Research and Management Company (“CRMC”), the Fund’s investment adviser, believes that changing TEFNY’s classification to a non-diversified fund will benefit TEFNY by giving it greater investment flexibility. At the same time, there are additional risks associated with investing in a non-diversified fund as described in more detail in Proposal 3.

We have reviewed disclosure elsewhere in the Preliminary Proxy Statement, including Proposal 3, and believe the current disclosure is sufficient. We respectfully refer the Staff to the following disclosure in Proposal 3: “If TEFNY concentrates its investments in fewer issuers, it becomes more vulnerable to negative developments affecting those issuers. A larger allocation to any single issuer increases the risk of loss and share price volatility, since adverse circumstances or events impacting that issuer could lead to greater losses than if assets were spread across more issuers.”

4.	Please provide the total dollar estimate of the costs associated with obtaining shareholder approval of the proposals.

Response: We have considered the Staff’s comment and we believe the current disclosure is sufficient. We note Item 4(a)(3) and (4) of Schedule 14A requires persons making the solicitation to state (1) the cost of solicitation or anticipated cost thereof, and (2) the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly. We believe the current disclosure of the Funds bearing the costs associated with obtaining shareholder approval of the proposals and the estimate of these costs as an average across all Funds per shareholder account is not only responsive to Item 4(a)(3) and (4) of Schedule 14A, but also the information that is most relevant for a shareholder in a Fund as this is the cost that is most meaningful for them.

5.	Please disclose what happens if neither EMEF nor EUPAC’s shareholders approve Proposal 1.

Response: If there are not enough votes by shareholders of EMEF or EUPAC to approve Proposal 1 by the time of the shareholder meeting, that Fund’s meeting may be adjourned to permit further solicitation of proxy votes. If EMEF or EUPAC’s shareholders do not ultimately approve Proposal 1, the Fund will continue to operate as it currently does, and the Fund’s current trustees will continue to serve as trustees in their capacity as such. We have updated the disclosure in the Definitive Proxy Statement accordingly.

Proposal 2

6.	In addition to AHIT and TEBF, please disclose other Funds that will experience higher advisory fees if Proposal 2 is approved.

Response: We supplementally confirm that, as of the date of filing the Definitive Proxy Statement, we do not anticipate that any other Funds will experience higher advisory fees if Proposal 2 is approved.

7.	With respect to the Current Advisory Agreements and the date such agreements were last approved by shareholders, please disclose the purpose of such submission. See Item 22(c)(1)(i).

Response: We have updated the disclosure in the Definitive Proxy Statement to address this comment.

8.	In the section entitled “Board Considerations Regarding Advisory Agreement Amendment”, please disclose any considerations adverse to the proposal.

Response: We respectfully refer the Staff to the following disclosure regarding considerations adverse to the proposal, including higher proposed advisory fees for certain Funds and the uncertainty regarding benefits of an asset-based only fee structure:

•	“The Board noted that the information showed that for certain Funds, the advisory fee for fiscal year 2024 would have been higher using the proposed advisory fee, but nonetheless determined that the terms of the Advisory Agreement Amendment are fair and reasonable in relation to the services provided.”

•	“The Board noted management’s belief that removing the Income Portion and implementing an advisory fee based on average daily net assets for each Fund will potentially increase the marketability of the Funds, which could result in an overall increase in assets. The Board further noted that if the Funds’ assets grow, then shareholders may benefit from efficiencies, as well as reduced overall expenses. The Board considered CRMC’s statement, but noted, however, that there is no guarantee that such efficiencies will be realized or overall expenses reduced.”

We believe the above disclosure is responsive to the comment.

9.	If accurate, please disclose that shareholders of each Fund will vote separately on Proposal 2 and that they are not contingent on one another.

Response: We respectfully refer the Staff to the following disclosure in the Preliminary Proxy Statement:

Shareholders of each applicable Fund will vote separately on proposals 2 and 3. The successful passage of a proposal as to any Fund is not conditioned on the approval of the proposal by the shareholders of any other Fund.

We believe the above disclosure is responsive to the comment.

Proposal 3

10.	Please confirm whether TEFNY’s change to a non-diversified fund will have any indirect impact on the fund’s fees (e.g., any impact on portfolio turnover or related transaction expenses) if Proposal 3 is approved.

Response: We supplementally confirm that, as of the date of filing the Definitive Proxy Statement, we do not expect any material, indirect impact on TEFNY’s fees if Proposal 3 is approved. Any adjustments to the portfolio are anticipated to be incremental based on the prevailing market conditions and the investment opportunities that arise.

Further Information About Voting and the Shareholder Meetings

11.	In the section entitled “Quorum”, please confirm that broker non-votes will not count as present at the Shareholder Meetings for purposes of determining the existence of a quorum. Please also remove the sentence indicating the same in the section entitled “Method of Tabulation”. See Section 2(a)(42) of the Investment Company Act of 1940.

Response: We respectfully disagree that broker non-votes (properly defined) will not count as present at the Shareholder Meetings for purposes of determining the existence of a quorum. Although “broker non-vote” is not defined in Schedule 14A, the Staff has previously described a “broker non-vote” as occurring in connection with a shareholder meeting when the shareholders are asked to consider one or more routine matters and one or more non-routine matters under NYSE Rule 452.1 Specifically, the Staff has stated that where a proxy includes both routine and non-routine matters under NYSE Rule 452, shares that are held by a broker-dealer in street name and voted by such broker-dealer on routine matters but not voted on non-routine matters are “broker non-votes” that are present for purposes of determining the existence of a quorum at the shareholder meeting.2 As disclosed in the Preliminary Proxy Statement, Proposal 1 is considered a routine matter, and Proposals 2 and 3 are considered non-routine matters. As a result, broker-dealers holding Fund shares in street name have authority under NYSE Rule 452 to vote on Proposal 1 but not Proposals 2 or 3. A subset of Funds participating in the proxy are subject to both routine and non-routine matters (i.e., a combination of Proposal 1 and either or both of Proposal 2 and Proposal 3), which therefore may result in proxies being returned to these Funds that contain broker non-votes. These broker non-votes will be counted for purposes of determining the existence of a quorum, consistent with the Staff’s previously stated position. However, in response to the Staff’s comment, we have revised the Definitive Proxy Statement to clarify that shares for which proxies have been returned that contain broker non-votes as described above will be counted as shares present for purposes of determining whether a quorum exists. We have also clarified that broker non-votes will not be treated as votes cast on the particular proposal to which the broker non-vote relates.

Appendix 1 – Board Member and Nominee Information

12.	Item 22(b)(3)(i) of Schedule 14A requires a brief discussion of the specific experience, qualifications, attributes, or skills of each director or nominee for election of director. Please consider including a cross-reference to the Funds’ registration statements for this information.

Response: We have updated the disclosure in the Definitive Proxy Statement to address this comment.

13.	If applicable, please disclose in a footnote any family relationship between the persons listed in Appendix 1. See Item 22(b)(1) of Schedule 14A.

Response: We supplementally confirm that there are no family relationships to disclose as required by this Item.

14.	Please briefly describe any arrangement or understanding between any director, nominee for election as director, officer, or person chosen to become an officer, and any other person(s) (naming the person(s)) pursuant to which he was or is to be selected as a director, nominee, or officer. See Item 22(b)(3)(ii) of Schedule 14A.

Response: We supplementally confirm that there are no arrangements or understandings to describe as required by this Item.

[1]	See SEC Comment Response Letter, Nationwide Mutual Funds File Nos. 811-08495 and 333-40455 (Mar. 1, 2013)
https://www.sec.gov/Archives/edgar/data/1048702/000149668813000033/filename1.htm.
[2]	Id.

Appendix 3 – Board Member Compensation and Fund Ownership

15.	Please confirm that the fund ownership information includes each independent director and their immediate family members. See Item 22(b)(6) of Schedule 14A.

Response: We supplementally confirm that the fund ownership information in Appendix 3 includes fund ownership for each independent director and their immediate family members. In addition, we have updated the footnote disclosure to the table to reflect this as well.

16.	Please confirm that the information required by Item 22(b)(7)-(10) of Schedule 14A has been disclosed or will be disclosed in the Definitive Proxy Statement.

Response: We have reviewed Item 22(b)(7)-(10) of Schedule 14A and supplementally confirm that we have nothing additional to disclose. With respect to Item 22(b)(7) of Schedule 14A, we supplementally confirm that no independent director or nominee for election of independent director, or their immediate family members, has any direct or indirect interest, the value of which exceeds $120,000, during the past five years, in the relevant entities or persons as described in the Item. With respect to Item 22(b)(8) of Schedule 14A, we supplementally confirm that no independent director or nominee for election of independent director, or their immediate family members, has any material interest, direct or indirect, in any transaction or proposed transaction, or series of transactions or proposed transactions, in which the amount involved exceeds $120,000, since the beginning of the last two completed fiscal years of a Fund, in any of the entities or persons as described in the Item. With respect to Item 22(b)(9) of Schedule 14A, we supplementally confirm that no independent director or nominee for election of independent director, or their immediate family members, has any direct or indirect relationship, in which the amount involved exceeds $120,000, since the beginning of the last two completed fiscal years of a Fund, as described in the Item. With respect to Item 22(b)(10) of Schedule 14A, we supplementally confirm that no officer of an entity described in the Item serves, or has served since the beginning of the last two completed fiscal years of a Fund, on the board of directors of a company where an independent director or nominee for election of independent director, or their immediate family members, is, or was since the beginning of the last two completed fiscal years of a Fund, an officer.

17.	Please provide information about pension or retirement benefits accrued as part of fund expenses and estimated annual benefits upon retirement as required by Item 22(b)(13) of Schedule 14A.

Response: We supplementally confirm that no director or officer of a Fund receives any pension or retirement benefits proposed to be paid under any existing plan in the event of retirement at normal retirement date, directly or indirectly, by a Fund or any of its subsidiaries, or by other companies in the Fund Complex (as defined in Item 22 of Schedule 14A).

Appendix 6 – Principal Beneficial Holders

18.	Please confirm the information in Appendix 6 will reflect the most current figures.

Response: We have considered the Staff’s comment and reviewed Item 403 of Regulation S-K. We note that Item 403 of Regulation S-K requires the information to be furnished as of the most recent practicable date. In our view, furnishing the information as of June 30, 2025 is the most recent practicable date for the information in Appendix 6 due to the size, complexity and diverse shareholder base of our fund complex.

Proxy Cards and Notices of Internet Availability of Proxy Materials

19.	Please provide a copy of a proxy card that lists Proposal 3.

Response: We supplementally confirm that, as requested, we have provided the Staff with a copy of a proxy card that lists Proposal 3 that was included in the filing of the Preliminary Proxy Statement.

20.	On the Notice of Internet Availability of Proxy Materials, please include a list of materials being made available at the website. See Rule 14a-6(d)(7).

Response: We have updated the Notice of Internet Availability of Proxy Materials to address this comment.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Joshua R. Diggs
Joshua R. Diggs
Senior Counsel
(213) 615-0047
josh.diggs@capgroup.com